

Mail Stop 3233

June 8, 2016

Via E-mail
Mr. Kevin B. Habicht
Chief Financial Officer
National Retail Properties, Inc.
450 South Orange Avenue
Suite 900
Orlando, FL 32801

      **Re: National Retail Properties, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2015
             Filed February 12, 2016
             Form 8-K filed February 11, 2016
             Form 8-K filed May 2, 2016
             File No. 1-11290**

Dear Mr. Habicht:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Operations

Contractual Obligations and Commercial Commitments, page 29

1.   Please confirm, that you will disclose the amount of interest related to your debt in future filings. Please refer to footnote 46 in our Release 33-8350.

Form 8-K filed February 11, 2016

Item 2.02 Results of Operations and Financial Condition

2.   Please provide us an explanation of the adjustments you make to arrive at "recurring funds from operations," in particular the "taxable REIT subsidiary revocation election" adjustment. Please also tell us why management believes this non-GAAP measure provides useful information to investors and the additional purposes, if any, for which management uses the non GAAP measure. See Item 10(e) (1)(i)(C) of Regulation S-K.

Form 8-K filed May 2, 2016

Item 2.02 Results of Operations and Financial Condition

3.   You present AFFO available to common shareholders, that includes adjustments for straight line accrued rent, net capital lease rent adjustment and below market rent amortization, which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016 (specifically Question 100.4). Please review this guidance when preparing your next earnings release.

4.   In addition, it appears that all of your adjustments to arrive at AFFO available to common shareholders are non-cash adjustments. This appears to be a liquidity measure and may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016 (specifically Questions 102.02 and 102.05). Please review this guidance when preparing your next earnings release.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Nicole Collings, Staff Attorney, at (202) 551-6431 or Sonia Barros, Assistant Director, at (202) 551-3655 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities